                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -----------------------------

                                 SCHEDULE 14D-9
                           (AS AMENDED AND RESTATED)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         -----------------------------

                      MERIDIAN POINT REALTY TRUST VIII CO.
                           (NAME OF SUBJECT COMPANY)

                      MERIDIAN POINT REALTY TRUST VIII CO.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         -----------------------------

                         COMMON STOCK, PAR VALUE $0.001
                       PREFERRED STOCK, PAR VALUE $0.001
                         (TITLE OF CLASS OF SECURITIES)

                                  589954-10-6
                                  589954-20-5
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                         -----------------------------

                                ROBERT H. GIDEL
                            CHIEF EXECUTIVE OFFICER
                      MERIDIAN POINT REALTY TRUST VIII CO.
                        655 MONTGOMERY STREET, 8TH FLOOR
                            SAN FRANCISCO, CA 94111
                                 (415) 274-1808
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                         -----------------------------

                                WITH A COPY TO:

                            DENIS F. SHANAGHER, ESQ.
                         PREUSS WALKER & SHANAGHER LLP
                         595 MARKET STREET, 16TH FLOOR
                            SAN FRANCISCO, CA 94104
                                 (415) 978-2600

This Amended and Restated Schedule 14D-9 amends and restates the Company's schedule 14D-9 filed February 23, 1998.

ITEM 1.    SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Company"), and the address of its principal executive office is 655 Montgomery Street, 8th Floor, San Francisco, CA, 94111. The titles of the class of equity securities to which this Statement relates is the Common Stock, par value $0.001 ("Common Shares") and the Preferred Stock, par value $0.001 ("Preferred Shares").


ITEM 2.    TENDER OFFER OF THE BIDDER.

  This Statement relates to a tender offer by EastGroup Properties, Inc., a Maryland corporation ("EastGroup"), and EastGroup-Meridian Inc., a Missouri corporation (the "Purchaser"), a wholly-owned subsidiary of EastGroup, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated February 23, 1998, to purchase all outstanding shares of the Company at a price of $8.50 per Common Share, net to the seller in cash (the "Common Share Offer Price"), and $10.00 per Preferred Share, net to the seller in cash (the "Preferred Share Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer") and pursuant to the Agreement and Plan of Merger dated as of February 18, 1998 (the "Merger Agreement"), among EastGroup, Purchaser, and the Company.

  The bidders in the Offer are EastGroup and Purchaser (the "Bidders"). The principal executive offices of the Bidders are located at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201-2195.


ITEM 3.    IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except for the Merger Agreement and the Stock Appreciation Rights Agreement described below, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and its executive officers, directors, consultants and affiliates or the Bidders, their executive officers, directors or affiliates.


 Merger Agreement

  The Merger. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions thereof, at the effective time of the Merger (as hereinafter defined the "Effective Time") the Purchaser shall be merged with and into the Company (the "Merger") and, as a result of the Merger, the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of EastGroup.

  The respective obligations of EastGroup and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (i) the Merger Agreement shall have been approved by the requisite vote of the shareholders, if required by applicable law, in order to consummate the Merger, (ii) no temporary restraining order, preliminary or permanent injunction or other order by any United States federal or state court or governmental body which prohibits the consummation of the transactions contemplated by the Merger Agreement shall have been issued; provided, however, that the Purchaser, EastGroup and the Company shall have used all reasonable efforts to have such order or injunction vacated or reversed; and (iii) if applicable, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or shall have been terminated.

  At the Effective Time of the Merger, each Preferred Share issued and outstanding (other than Dissenting Shares (as defined in the Merger Agreement) representing Preferred Shares and those Preferred Shares held by the Company, any subsidiary of the Company, EastGroup or the Purchaser which are to be canceled pursuant to the Merger Agreement) shall be converted into the right to receive in cash, without interest, the price per Preferred Share paid pursuant to the Offer (the "Preferred Merger Price").

  At the Effective Time of the Merger, each Common Share issued and outstanding (other than Dissenting Shares representing Common Shares and those Common Shares held by the Company, any subsidiary of the Company, EastGroup or the Purchaser which are to be canceled pursuant to the Merger Agreement) shall be converted into the right to receive in cash, without interest, the price per Common Share paid pursuant to the Offer (the "Common Merger Price").

  Also as of the Effective Time, each issued and outstanding share of the capital stock of the Purchaser shall be converted into and become one fully paid and nonassessable common share, $0.001 par value per share, of the Surviving Corporation.

  The Company's Board of Trustees.   The Merger Agreement provides that promptly
upon the purchase by the Purchaser or EastGroup of Preferred Shares and Common Shares pursuant to the Offer, EastGroup shall be entitled to designate three persons to serve as trustees on the Company's Board of Trustees, subject to compliance with Section 14(f) of the Exchange Act of 1934, as amended, if applicable. At such time, if requested by EastGroup, the Company will also cause each committee of the Board of Trustees of the Company to include persons designated by EastGroup constituting the same percentage of each such committee as EastGroup's designees are of the Board of Trustees of the Company. The Company shall, upon request by EastGroup, promptly exercise reasonable best efforts to secure the resignations of such number of trustees as is necessary to enable EastGroup's designees to be elected to the Board of Trustees of the Company in accordance with the terms of the Merger Agreement and to cause EastGroup's designees so to be elected. In no event shall the Company expand the Board of Trustees so that the total number of trustees shall exceed seven persons. The Company shall promptly take all action necessary pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement and shall include in the
Schedule 14D-9 mailed to shareholders promptly after the commencement of the Offer (or in an amendment thereof or the information statement to be filed by the Company in connection with the Offer pursuant to Rule 14f-1 promulgated under the Exchange Act (the "Information Statement") if EastGroup has not theretofore designated trustees) such information with respect to the Company and its officers and trustees as is required under Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement.

  Shareholders' Meeting.   Pursuant to the Merger Agreement, the Company will,
at EastGroup's request, duly call, give notice of, convene and hold a meeting of its shareholders if such meeting is required by applicable law for the purpose of approving the Merger Agreement and the transactions contemplated thereby. The Merger Agreement provides that the Company will, at EastGroup's request, prepare and file with the Securities and Exchange Commission (the "Commission") and, when cleared by the Commission, will mail to shareholders, a proxy statement with respect to the Company's shareholders' meeting to vote upon the Merger Agreement and Merger transactions, or the Information Statement, as appropriate, satisfying all requirements of the Exchange Act.

  If the Purchaser acquires at least 3,186,354 Shares as a result of the Offer, EastGroup will beneficially own two-thirds of the outstanding Shares. In such event, EastGroup would have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

  The Merger Agreement provides that in the event that EastGroup or the Purchaser acquires at least 90% of the Common Shares outstanding and 90% of the Preferred Shares outstanding, pursuant to the Offer or otherwise,

EastGroup, the Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with the Missouri General and Business Corporate Law ("GBCL"). For a discussion of certain terms of the Merger Agreement that increase the likelihood that the Purchaser could acquire at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares, see the discussion of the Contingent Options in the immediately following paragraph.

  Contingent Options of the Purchaser. Pursuant to the Merger Agreement, the Company has granted the Purchaser irrevocable options (the "Contingent Options") to (i) purchase for a price of $8.50 per Common Share (the "Per Common Share Price") in cash a number of Common Shares (the "Optioned Common Shares") equal to the Applicable Common Share Amount (as defined below) and (ii) purchase for a price of $10.00 per Preferred Share (the "Per Preferred Share Price") in cash a number of Preferred Shares (the "Optioned Preferred Shares") equal to the Applicable Preferred Share Amount (as defined below). The "Applicable Common Share Amount" is the number of Common Shares which, when added to the number of Common Shares owned by EastGroup and the Purchaser immediately prior to the exercise of the option, would result in the Purchaser owning immediately after the exercise of the option 90% of the then outstanding Common Shares. The "Applicable Preferred Share Amount" is the number of Preferred Shares owned by EastGroup and the Purchaser which, when added to the number of Preferred Shares owned by EastGroup and the Purchaser immediately prior to the exercise of the option, would result in the Purchaser owning immediately after the exercise of the option 90% of the then outstanding Preferred Shares. The Purchaser may exercise the Contingent Options only if at the time of exercise, it (i) shall have accepted Common Shares or Preferred Shares, as appropriate, for payment pursuant to the Offer, and (ii) the Minimum Condition (as defined herein) has been satisfied.

  Interim Operations; Covenants.   Prior to the Effective Time, except as
specifically permitted by the Merger Agreement, unless the other party has consented in writing thereto, EastGroup and the Company: (i) shall use their reasonable best efforts, and shall cause each of their respective subsidiaries to use their reasonable best efforts, to preserve intact their business organizations and goodwill and keep available the services of their respective officers and employees; (ii) shall confer on a regular basis with one or more representatives of the other to report operational matters of materiality and, subject to the Merger Agreement, any proposals to engage in material transactions; (iii) shall promptly notify the other of any material emergency or other material change in the condition (financial or otherwise), business, properties, assets, liabilities, prospects or in the normal course of their businesses or in the operation of their properties, any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained herein; and (iv) shall promptly deliver to the other true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement.

  Pursuant to the Merger Agreement, the Company has agreed that, unless agreed to by EastGroup, after the date of the Merger Agreement and prior to the Effective Time, the Company (i) shall conduct, and it shall cause the Company subsidiaries to conduct, its or their operations according to their usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement; (ii) shall not, and shall cause each Company subsidiary not to, acquire, enter into an option to acquire or exercise an option or contract to acquire additional real property, incur additional indebtedness, encumber assets or commence construction of, or enter into any agreement or commitment to develop or construct, any other type of real estate projects except for the transactions contemplated in the Disclosure Schedule;
(iii) shall not amend the Certificate of Incorporation or the Bylaws of the Company, and shall cause each Company subsidiary not to amend its charter, bylaws, joint venture documents, partnership agreements or equivalent documents except as contemplated by the Merger Agreement; (iv) shall not (A) issue any shares of its capital stock, effect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, (C) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or trustees, or (D) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans; (v) shall not, and shall not permit any of the Company subsidiaries to, except in accordance with and as permitted under the Merger Agreement, sell, lease or otherwise dispose of (A) any of the Company Properties (as defined in the Merger Agreement) or any portion thereof or any of the capital stock of or partnership or other interests in any of the Company subsidiaries or (B) except in the ordinary course of business, any of its other assets which are material, individually or in the aggregate; (vi) shall not, and shall not permit any of the Company subsidiaries to, make any loans, advances or capital contributions to, or investments in, any other person; (vii) shall not and shall not permit any of the Company subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Public Reports (as defined in the Merger Agreement) or incurred in the ordinary course of business consistent with past practice; (viii) shall not, and shall not permit any of the Company subsidiaries to, enter into any material commitment, contractual obligation, borrowing, capital expenditure or transaction (each, a "Commitment") which may result in total payments or liability by or to it in excess of $50,000 other than Commitments for expenses of attorneys, accountants and investment bankers incurred in connection with the Merger, and (ix) shall not, and shall not permit any of the Company subsidiaries to, enter into any Commitment with any officer, trustee, director, consultant or affiliate of the Company or any of the Company subsidiaries.

  In addition, the Company shall not, without the written consent of EastGroup, which consent may not be unreasonably withheld, (i) effect any material change in any lease or occupancy agreement currently in effect which affects the Company Properties (together with such additional leases approved or permitted pursuant to the Merger Agreement, the "Leases" (ii) renew or extend the term of any Lease, unless the same is an extension or expansion permitted pursuant to the terms of an existing Lease; or (iii) enter into any new Lease or cancel or terminate any Lease. Notwithstanding anything in the Merger Agreement to the contrary, the Company may cancel or terminate any Lease or commence collection, unlawful detainer or other remedial action against any tenant without EastGroup's consent upon the occurrence of a default by the tenant under said Lease.

  No Solicitation. The Merger Agreement provides that unless and until the Merger Agreement shall have been terminated in accordance with its terms, the Company agrees and covenants that (i) neither it nor any Company subsidiary shall, and each of them shall direct and use its best efforts to cause its respective officers, trustees, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of the Company subsidiaries) not to, directly or indirectly, initiate, solicit or knowingly encourage any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, tender offer, exchange offer, consolidation or similar transaction involving, or any purchase, sale, lease, issuance or other disposition (except as permitted under the Merger Agreement) of (a) 10% or more of the assets; (b) any equity securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 10% or more of the voting power;
(c) partnership interests; or (d) any transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 10% or more of the equity securities, of the Company or of the Company's subsidiary, other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (ii) the Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in the Merger Agreement; and (iii) the Company will notify EastGroup immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company and such notification will include the specific details with respect to any such inquiries, proposals, requests, negotiations or discussions.

  Notwithstanding anything set forth in the Merger Agreement to the contrary (i) the Board of Trustees of the Company may furnish information to or enter into discussions or negotiations with any person or entity that makes an unsolicited bona fide Acquisition Proposal, if, and only to the extent that, the Board of Trustees of the Company, after consultation with and based upon the advice of Preuss Walker & Shanagher LLP or another nationally recognized law firm selected by the Board of Trustees of the Company, determines in good faith that such action is required for the Board of Trustees to comply with its fiduciary duties to shareholders under applicable law, provided that prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to EastGroup to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and the Company keeps EastGroup regularly informed of the status of any such discussions or negotiations; and (ii) the Board of Trustees of the Company may, to the extent applicable, comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

  Indemnification and Insurance. The Merger Agreement provides that in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, trustee, officer, employee, fiduciary or agent of the Company or any of its subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he, she or it is or was a director, trustee, officer, employee or agent of the Company or any of its subsidiaries, or is or was serving at the request of the Company or any of its subsidiaries as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or (ii) the Merger Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. The Company shall indemnify and hold harmless, and after the Effective Time EastGroup shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), (i) the Company, and EastGroup after the Effective Time, shall promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law; (ii) the Indemnified Parties may retain counsel satisfactory to them, and the Company, and EastGroup after the Effective Time, shall pay all fees and expenses of such counsel for the Indemnified Parties within thirty days after statements therefor are received; and (iii) the Company and EastGroup will use their respective reasonable best efforts to assist in the vigorous defense of any such matter, provided, that neither the Company nor EastGroup shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that EastGroup shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company and, after the Effective Time, EastGroup, thereof, provided that the failure to so notify shall not affect the obligations of the Company or EastGroup except to the extent such failure to notify materially prejudices such party.

  EastGroup agreed that all rights to indemnification existing in favor, and all limitations on the personal liability, of the Indemnified Parties provided for in the Company's Charter or the Company's Bylaws or the charter or bylaws or similar organizational documents of any of its subsidiaries as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of not less than three years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the disposition of such Claim. At or prior to the Effective Time, EastGroup shall purchase directors' and officers' liability insurance coverage for the

Company's trustees and officers in a form acceptable to the Company which shall provide such trustees and officers with $10,000,000 of aggregate coverage for three years following the Effective Date and which shall have a retention of no more than $250,000. EastGroup may satisfy these obligations under the Merger Agreement by maintaining in force the Company's present directors' and officers' liability insurance coverage.

  Representations and Warranties.   Pursuant to the Merger Agreement, the
Company has made representations and warranties to EastGroup and the Purchaser with respect to, among other things, its organization, capitalization, authority relative to the Merger, financial statements, public filings, conduct of business, employee benefit plans, employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, brokers' fees and other matters.

  Termination; Fees.   The Merger Agreement provides that it may be terminated
at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company:

  (i) by mutual consent of the Board of Directors of EastGroup and the Board of Trustees of the Company;

  (ii) by either EastGroup or the Company if the Merger shall not have been consummated on or before August 31, 1998 (provided the terminating party is not otherwise in material breach of its representations, warranties or obligations under the Merger Agreement);

  (iii) by the Company if any of the conditions precedent specified in the Merger Agreement have not been met or waived by the Company at such time as such condition is no longer capable of satisfaction as long as the Company is not in breach of the Merger Agreement;

  (iv) by EastGroup or the Purchaser if (a) any of the conditions precedent specified in the Merger Agreement have not been met or waived by EastGroup at such time as such condition is no longer capable of satisfaction or (b) there shall not have been a sufficient number of Common Shares and Preferred Shares tendered pursuant to the Offer in order to satisfy the Minimum Condition on or before April 30, 1998, as long as EastGroup is not in breach of the Merger Agreement;

  (v) by EastGroup or the Purchaser if either EastGroup or the Purchaser is entitled to terminate the Offer as a result of the occurrence of (a) the Board of Trustees of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to EastGroup or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or (b) the Company shall have entered into any agreement with respect to any Acquisition Proposal in accordance with the Merger Agreement;

  (vi) by the Company, if the Board of Trustees of the Company recommends to the Company's shareholders approval or acceptance of an Acquisition Proposal in accordance with the Merger Agreement; and

  (vii) by the Company, if either EastGroup or the Purchaser is in material breach of its obligations under the Merger Agreement and such material breach shall not have been cured by EastGroup or the Purchaser within five days after EastGroup or the Purchaser receives notice thereof.

     If (A) EastGroup terminates the Merger Agreement pursuant to section (v) above, or pursuant to (ii) above as a result of a willful breach by the Company; or

     (B) the Company terminates the Merger Agreement pursuant to section (vi) above; or

     (C) during the pendency of the Offer a third party announces or proposes an Acquisition Proposal and EastGroup terminates the Merger Agreement under (iv)(b) above and the Company thereafter consummates or enters into an agreement to consummate an Acquisition Proposal (with such third party or otherwise) within the one year period after such termination of the Merger Agreement;

  then the Company shall pay to EastGroup an amount (the "Termination Amount") in cash equal to the sum of (i) $2,500,000, plus (ii) EastGroup's reasonable out-of-pocket costs and expenses in connection with the Merger Agreement and the transactions contemplated hereby, evidenced by documentation reasonably acceptable to the Company, in accordance with the provisions of the Merger Agreement.

  In the event that (i) EastGroup or the Purchaser are in material breach of the Merger Agreement and the Offer or the Merger are not consummated; or (ii) the Company terminates the Merger Agreement under (vii) above, EastGroup shall pay to the Company an amount in cash equal to $2,500,000 (the "Damage Amount"). The parties to the Merger Agreement agreed that in the event EastGroup or the Purchaser breaches the Merger Agreement, actual damages would be difficult to determine and that the Damage Amount is a liquidated damage payment in lieu of such actual damages. Payment of the Damage Amount shall be the Company's sole and exclusive remedy for any material breach of the Merger Agreement by EastGroup or the Purchaser; provided, however, that the Company may elect to seek the remedies described in the next paragraph in which case the Company's sole and exclusive remedy for any material breach of the Merger Agreement will be as described below and the Company will waive any and all rights to collection of the Damage Amount.

  The parties to the Merger Agreement agreed that irreparable damage could occur to the Company in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties therefore agreed that the Company shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in any court of the United States or any state having jurisdiction; provided, however, that in the event the Company elects to collect or attempts to collect the Damage Amount from EastGroup or the Purchaser, payment of the Damage Amount shall be the Company's sole and exclusive remedy for any material breach of the Merger Agreement by EastGroup or the Purchaser.

  Funding.   EastGroup has agreed, subject to the terms and conditions of the
Offer, to provide or cause to be provided to the Purchaser on a timely basis the funds necessary to accept for payment, and pay for, Common Shares and Preferred Shares that the Purchaser becomes obligated to accept for payment, and pay for, pursuant to the Offer.

  Dividends and Distributions.   The Merger Agreement provides that without the
prior written consent of EastGroup, which consent may be withheld for any reason, between the date of the Merger Agreement and the Effective Time, the Company shall not declare, set aside or pay any dividends or distributions whether in cash or property. Notwithstanding anything to the contrary set forth in the Merger Agreement, nothing in the Merger Agreement shall prohibit the Company or any Company subsidiary from taking any action at any time or from time to time that in the reasonable judgment of the Company is necessary for the Company to maintain its qualification as a REIT (as defined herein) within the meaning of Sections 856-860 of the Internal Revenue Code for any period or portion thereof ending on or prior to the Effective Time including making dividend or distribution payments to shareholders; provided, however, that no dividends or distributions required to avoid the excise tax on undistributed REIT income under Section 4981 of the Code shall be deemed to be necessary for the Company to maintain its qualification as a REIT within the meaning of Sections 856-860 of the Code. In addition, the Company may declare, set aside and pay distributions to its shareholders (i) in an amount not to exceed $0.08 per Common Share and $0.08 per Preferred Share per calendar quarter which distributions will have record dates and payment dates substantially similar to such dates in 1997; or (ii) as required by the Company's Charter. To the extent any dividends or distributions in excess of $0.08 per Common Share and $0.08 per Preferred Share per quarter are paid, the Common Share Offer Price, the Preferred Share Offer Price, the Common Merger Price and the Preferred Merger Price shall be reduced by the cumulative per share amount of such excess.

  Prior to the Effective Time, unless EastGroup has consented to the contrary, the Company shall take any such actions as may be necessary to maintain the Company's status as a REIT for any period or portions thereof ending on or prior to the Effective Time. Following the Effective Time, EastGroup shall use its best efforts to take any such actions as may be necessary to maintain the Company's status as a REIT for any period or portion thereof ending on or prior to the Effective Time.

  In addition, prior to the Effective Time, unless EastGroup has consented, the Company shall not (i) issue any shares of its capital stock, effect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction or (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock.

  In the event of any change in the number of outstanding Common Shares or Preferred Shares by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure of the Company that would have the effect of diluting EastGroup's rights hereunder, the number of Optioned Common Shares or the number of Optioned Preferred Shares and the Per Common Share Price or the Per Preferred Share Price, respectively, shall be adjusted appropriately so as to restore EastGroup to its rights hereunder with respect to such option; provided, however, that nothing in this paragraph shall be construed as permitting the Company to take any action or enter into any transaction prohibited by this Merger Agreement.

  Certain Conditions of the Offer.   Notwithstanding any other term of the Offer
or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Common Shares or Preferred Shares after the termination or withdrawal of the Offer), to pay for any Common Shares or Preferred Shares tendered pursuant to the Offer unless, (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Common Shares and Preferred Shares that, when added to Preferred Shares beneficially owned by EastGroup on the date of the Merger Agreement, will constitute two-thirds of the total number of shares of the capital stock of the Company entitled to vote on a merger under the Company's Certificate of Incorporation, as amended, and the GBCL (the "Minimum Condition"); and (ii) any waiting period under the HSR Act applicable to the purchase of Common Shares and Preferred Shares pursuant to the Offer shall have expired or been terminated (the "HSR Condition"). Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Common Shares and Preferred Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such shares for payment or the payment therefor, any of the following conditions exist (other than as a result of any action or inaction of EastGroup or any of its subsidiaries which constitutes a breach of the Merger Agreement):

  (i) there shall be threatened or pending by any governmental entity any suit, action or proceeding, (a) challenging the acquisition by EastGroup or the Purchaser of any Common Shares or Preferred Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from the Company, EastGroup or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole; (b) seeking to prohibit or limit the ownership or operation by the Company, EastGroup or any of their respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or EastGroup and its subsidiaries, taken as a whole, or to compel the Company or EastGroup to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or EastGroup and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement; (c) seeking to impose material limitations on the ability of EastGroup or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Common Shares or Preferred Shares accepted for payment pursuant to the Offer including, without limitation, the right to vote such Common Shares and Preferred Shares on all matters properly presented to the shareholders of the Company; (d) seeking to prohibit EastGroup or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries, taken as a whole; or (e) which otherwise is reasonably likely to have a material adverse effect on the business. financial condition or results of operations of the Company and its subsidiaries, taken as a whole;

  (ii) there shall be any statute, rules, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (a) through (e) of paragraph (i) above;

  (iii) (a) the Board of Trustees of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to EastGroup or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or (b) the Company shall have entered into any agreement with respect to any Acquisition Proposal in accordance with the Merger Agreement;

  (iv) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index); (b) any extraordinary or material adverse change in the financial market or major stock exchange indices in the United States; (c) any material adverse change in United States currency exchange rates or a suspension of, or limitation on, the markets therefor; (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (e) any limitation (whether or not mandatory) by any governmental entity on, or other event that might materially affect, the extension of credit by banks or other lending institutions; or (f) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof;

  (v) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as of the date of the Merger Agreement and as of the scheduled Expiration Date of the Offer;

  (vi) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

  (vii) the Merger Agreement shall have been terminated in accordance with its terms.


 Stock Appreciation Rights Agreement

  On September 21, 1997, the Company entered into a Stock Appreciation Rights Agreement (the "SAR Agreement") with Robert H. Gidel, Chief Executive Officer of the Company. Under the terms of the SAR Agreement, Mr. Gidel was granted stock appreciation rights ("SARs") of 150,000 common stock SARs at a price of $5.50 per common share, and 75,000 preferred stock SARs at a price of $8.50 per preferred share.

  Under the SAR Agreement, the SARs vest on the first anniversary of the date of grant, or immediately upon a change in control, whichever occurs first. A change in control under the SAR Agreement shall be deemed to occur if any person, as defined therein, becomes the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of securities of the Company representing fifty percent (50%) or more of the then combined voting power of the Company's then outstanding securities.

  Upon vesting of the SARs, the SAR Agreement provides that Mr. Gidel shall receive from the Company in cash an amount equal to the difference between the fair market value of the shares of stock on the exercise date and the Exercise Price, as defined therein, multiplied by the number of SARs being exercised.

  In the event Purchaser consummates the offer described above, the Company anticipates Mr. Gidel will exercise all of his SARs, in which event he will be entitled to a cash payment from the Company of up to $562,500.00.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

  (a) At a special meeting held on February 17, 1998, the Board of Trustees of the Company (the "Board of Trustees") unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company's stockholders and approved the Merger Agreement and the transactions contemplated thereby. The Board hereby recommends that the Company's stockholders accept the Offer and tender all their Common Shares and Preferred Shares pursuant to the Offer. Copies of a letter to stockholders is attached hereto as Exhibit 4 and is incorporated herein by reference.

  (b) The reasons for the position stated in paragraph (a) of this Item 4 are presented in the information furnished below in this Item 4(b).


 Background of the Offer

  The Company was incorporated in December 1987 and commenced operations in early 1988 as a REIT, with the anticipated intention to begin to liquidate within five to eight years from inception, although not required by the Articles of Incorporation or By-Laws. However, a precipitous decline in real estate values beginning in 1991 created a situation in which liquidation within this time frame would not provide sufficient proceeds for the holders of Common Shares to receive any liquidation proceeds, as a result of the Company's $10 per Preferred Share liquidation preference. Further, a liquidation in that time frame was believed to be inadequate to meet the $10 per share preference of the holders of Preferred Shares.

  In March, 1995, the Company engaged CS First Boston as its financial advisor to review various strategic alternatives and opportunities available to the Company. The review included the possibility of liquidation or the sale of the Company's assets. The liquidation alternative did not appear feasible at the time for the reasons discussed above. In late 1995 and early 1996, the Company received several preliminary proposals for the sale or merger of all or a portion of the Company's assets. Included in the proposals received and reviewed by the Company were three proposals from EastGroup, under the last of which the Company would have received approximately $41 million in cash and EastGroup stock. As part of the process resulting in the EastGroup proposals, the Company had requested, and EastGroup executed, a Confidentiality and Standstill Agreement which included provisions restricting EastGroup's ability for a period of two years to acquire securities of the Company, make or participate in the solicitation of proxies with respect to the Company, make any offer or proposal with respect to the Company's securities or join with others to accomplish any of the above (the "Standstill Agreement").

  In December of 1995, the Company retained TIS Financial Services Inc. as manager of the Company's assets. The Board of Trustees of the Company then requested that the new management team perform a review of the Company's assets to develop a strategic plan to increase the value of the Company so that any future transaction would accurately reflect the value of the Company and result in a reasonable and fair return for all shareholders.

  In April, 1996, the Company determined that the preliminary proposals, including the proposals from EastGroup, were not sufficiently in a range to adequately reflect the current or future value of the Company, and if consummated, would not result in an acceptable return for either the preferred or common shareholders.

  As a result, in April, 1996, the Company terminated its engagement of CS First Boston and adopted a new business plan whereby the Company would stabilize its property portfolio to reflect its status as a "Sun Belt" REIT through selected expansions, dispositions and refinancing of its portfolio over the course of the following three years. This would include the expansion of several properties owned by the Company, the sale of certain properties outside the Company's target geographical market area, the purchase of properties within the Company's target area, and the refinancing of the Company's debt, all while attempting to maintain or improve the Company's dividend payments. Under this plan, management believed the Company could improve its value over the course of the next three years so as to result in a significantly greater return to all shareholders than could be achieved by a transaction at that time.

  In order to allow for the implementation of its business plan, at the annual meeting held on June 16, 1996, the Company's shareholders approved an amendment to the Company's By-Laws relating to investment policy which allowed the Company to reinvest proceeds from the sale of property into the purchase of new property, providing the Company with the flexibility to achieve the goals of its business plan described above.

  In accordance with the business plan, in 1997 the Company proceeded with the sales of its Richland, Mississippi and Bedford, Illinois properties. (The Richland, Mississippi, property was sold to EastGroup in an arms-length transaction.) The Company constructed a 187,500 square foot addition to its Waldenbooks distribution facility in Nashville, Tennessee, and purchased three buildings, totaling approximately 71,000 square feet, in Palm Beach, Florida. In addition, on July 30, 1997, the Company retired and paid in full its principal debt facility, and subsequently entered into new loans totaling $25.5 million secured by certain of its properties in Arizona, California and Tennessee.

  On or about March 21, 1997, Meredith Partners, Inc. ("Meredith") filed a
Schedule 13D and disclosed its letter agreement with the Massachusetts Bay Transportation Authority Retirement Fund ("MBTA") to purchase 1,183,556 Preferred Shares. Meredith further disclosed that upon the purchase, it intended to try to influence the management of the Company.

  In late April, 1997, the Company released EastGroup from the Standstill Agreement for the sole purpose of contacting and negotiating with MBTA regarding the purchase of the Preferred Shares held by MBTA.

  On May 21, 1997, Meredith entered into an Assignment Agreement with Turkey Vulture Fund XIII, whereby Meredith assigned all its rights, title and interest in the MBTA agreement to Turkey Vulture, which similarly indicated its intention to influence management of the Company.

  On May 30, 1997, the Company similarly released EastGroup from the Standstill Agreement for the sole purpose of contacting and negotiating with the Massachusetts State Teachers & Employee Retirement Systems Trust ("MASTERS") regarding the purchase of 1,560,754 Preferred Shares owned by MASTERS. On June 2, 1997, the Company also released EastGroup from the Standstill Agreement for the purpose of contacting and negotiating with the Chicago Truck Drivers, Helpers and Warehouse Workers Union (independent) Pension Fund ("Chicago") regarding the purchase of the 521,164 Preferred Shares owned by Chicago.

  On June 3, 1997, Turkey Vulture purchased the Preferred Shares held by MBTA and thereafter instituted a proxy solicitation to elect five of their nominees to the Company's Board of Trustees.

  At the June 13, 1997 Annual Meeting of Shareholders, the Company invoked the excess share provisions contained in Section 6.5 of the Company's By-Laws (which prohibit any person from owning, directly or indirectly, more than 9.8% of the outstanding shares) to deny Turkey Vulture voting rights with respect to Preferred Shares owned in excess of the 9.8% limit. As a result of this limitation on voting rights, only one of Turkey Vulture's nominees was elected to the Board of Trustees. (In the absence of the limitation, two of the Turkey Vulture nominees would have been elected.) On the same date, the Company instituted litigation against Turkey Vulture and related parties seeking to confirm its application of the voting limitation.

  On July 1, 1997, the Company appointed Robert H. Gidel as Chief Executive Officer and entered into a Personal Services Agreement in that regard.

  The Company's Standstill Agreement with EastGroup expired by its terms on August 15, 1997.

  On August 27, 1997, Turkey Vulture and related parties sold 1,411,756 Preferred Shares to EastGroup in a privately negotiated transaction, resulting in Turkey Vulture and related parties reducing the number of shares held in the Company to less than the 9.8% restriction. Subsequently, the Company and Turkey Vulture settled and dismissed the litigation.

  In its statement on Schedule 13D filed on August 27, 1997 with respect to the purchase of the Preferred Shares (the "Schedule 13D"), EastGroup indicated that it anticipated proposing to the Board of Trustees of the Company a negotiated business combination transaction between the Company and EastGroup in which EastGroup would be the surviving entity. EastGroup also indicated that it might pursue a tender offer or similar transaction involving the Company and that it had not yet formulated a definitive proposal with respect to any possible business combination or offer. Shortly after the filing of the Schedule 13D, representatives of EastGroup contacted representatives of the Company and counsel to EastGroup contacted counsel to the Company to inform them that EastGroup was in the process of making a number of large real estate acquisitions and planning financing for such acquisitions and that it would be several weeks before it would be possible for EastGroup to focus on its plans with respect to the Company.

  On or about October 30, 1997, the Company engaged Prudential Securities Incorporated ("Prudential Securities") as the Company's exclusive financial advisor with respect to the Company's implementing a strategic plan for enhancing shareholder value.

  On November 14, 1997, with the advice of Prudential Securities, the Company adopted a Shareholder Rights Plan, which was intended to protect the Company's shareholders in the event of coercive or unfair takeover tactics, or an unsolicited attempt to acquire control of the Company in a transaction the Board of Trustees believed was not in the best interests of the shareholders.

  On December 2, 1997, representatives of the Company met with representatives of EastGroup. At that meeting, the EastGroup representatives stated EastGroup's desire to promptly enter into negotiations with the Company with respect to a business combination transaction between EastGroup and the Company. The representatives of the Company advised EastGroup that the Company was in the process of evaluating the Company's strategic alternatives and that the Company had retained Prudential Securities to help the Company in such evaluation. Representatives of the Company requested that EastGroup sign a confidentiality agreement containing a limited standstill provision with respect to receiving updated non-public information of the Company so that EastGroup could participate in the process to be implemented by Prudential Securities. The EastGroup representatives informed the Company representatives that EastGroup believed that a merger between EastGroup and the Company was in the best interest of all parties, and that it was EastGroup's present intention to oppose and vote its Preferred Shares against any strategic alternative of the Company that would delay or frustrate such a transaction. Further, in light of EastGroup's position and EastGroup's significant holdings in the Company, the EastGroup representatives indicated their view that it was impractical and unnecessary for the Company to explore such strategic alternatives. Representatives of the Company at the meeting indicated that they would discuss EastGroup's proposal with the Board of Trustees of the Company at a regularly scheduled meeting later in December.

  In mid-December, following a meeting of the Company's Board of Trustees, counsel to the Company informed counsel to EastGroup that the Company would be interested in holding discussions with EastGroup with respect to a negotiated business combination transaction which might include an offer of EastGroup stock to the Company's shareholders. EastGroup then offered the Company the opportunity to perform a due diligence investigation with respect to EastGroup prior to the beginning of discussions with respect to such a business combination transaction. On January 8, 1998 representatives of the Company visited EastGroup's offices in Jackson, Mississippi to perform a preliminary due diligence investigation with respect to EastGroup's business, assets and prospects. In connection with this investigation, the Company executed a confidentiality agreement with respect to the receipt of non-public information from EastGroup.

  On January 16, 1998, the Company received an unsolicited offer to merge from EastGroup. In the offer to merge, each Preferred Share would be converted into EastGroup shares with a value of $9.75, and each Common Share would be converted into EastGroup shares with a value of $6.75. Company shareholders would have the option to exchange their Preferred Shares or Common Shares for $9.75 and $6.75 in cash, respectively, provided that the total number of Preferred Shares and Common Shares surrendered for cash, including shares surrendered pursuant to the exercise of dissenter's rights, would not exceed 30 percent of all issued and outstanding Preferred Shares (excluding Preferred Shares currently held by EastGroup) and 30 percent of all issued and outstanding Common Shares.

  After receipt of the offer to merge, conversations occurred between representatives of EastGroup and representatives of the Company, representatives of PaineWebber Incorporated ("PaineWebber"), financial advisor to EastGroup, and representatives of Prudential Securities, and counsel to EastGroup and counsel to the Company. Counsel to EastGroup sent counsel to the Company a draft of a proposed Agreement and Plan of Merger pursuant to which the proposed offer to merge would be effected.

  Following receipt of the offer to merge from EastGroup, the Company, in conjunction with Prudential Securities, continued to explore its strategic alternatives with other potential merger partners, purchasers or companies interested in an equity infusion.

  On January 29, 1998, the Company's Board of Trustees met to consider the pending EastGroup offer to merge. Prudential Securities advised at that time of several preliminary indications of interest from other parties at values and terms in excess of and more favorable than the EastGroup offer.

  As a result, on January 29, 1998, the Company advised EastGroup by letter and telephone that the Company was not prepared to accept the offer at that time. The Company advised EastGroup of its belief that the value of the Company was in excess of the offer. In addition, the cash component of the offer was expressed to be problematic for the Company's shareholders, particularly in view of the absence of proposed board representation. In addition, the price protection mechanism was believed to be inadequate. Finally, there were certain due diligence contingencies in the proposed agreement that were not acceptable.

  During the period from January 30, 1998 through February 18, 1998, discussions continued between and among representatives of EastGroup and PaineWebber and counsel to EastGroup and representatives of the Company and Prudential Securities and counsel to the Company. These discussions included the amount and kind of consideration to be paid to holders of Common Shares and Preferred Shares, the conditions of a proposed Agreement and Plan of Merger, and whether EastGroup would execute a confidentiality agreement with respect to the receipt of non-public information. On February 10, 1998, EastGroup did execute a limited confidentiality agreement with no standstill provision and was given access to certain of the Company's non-public information (relating primarily to the structural and environmental conditions of the Company's properties) on February 10 and 11, 1998.

  During this period, counsel to EastGroup and counsel to the Company continued to discuss and negotiate the non-economic terms of a potential merger agreement.

  On February 17, 1998, EastGroup presented the Company with a new offer to merge, containing the terms now set forth in the Merger Agreement. The Company's Board of Trustees met on the same date to consider the offer. The Company's trustees were advised that several interested parties had determined to drop out of the process. The Trustees were also advised that certain other interested parties were continuing negotiations, and one party had expressed an interest at a potential value slightly higher than the EastGroup offer. However, it was noted that this party had a variety of contingencies in its indication of interest, and was several weeks away from being able to present a definitive proposal. Moreover, EastGroup's position as a stockholder in the Company, and its stated intention to oppose and vote Preferred Shares against any alternative strategic transaction, created a significant execution risk with respect to any alternative proposal. After extensive discussion, the Trustees then approved the EastGroup proposal. The Trustees also voted to render the Shareholder Rights Plan inapplicable to the EastGroup offer. The factors taken into account by the Board of Trustees in making its decision are described below under "Recommendation of the Board of Trustees; Fairness of the Offer and the Merger."

  On the morning of February 18, 1998, the Company, Purchaser and EastGroup entered into the Merger Agreement, and the terms of the Agreement and the Merger were publicly announced.


 Recommendation of the Board of Trustees; Fairness of the Offer and the Merger

  In approving the Merger Agreement and recommending acceptance of the Offer and adoption of the Merger Agreement, the Board of Trustees considered a number of factors, including, but not limited to, the following:

  (i) The opinion of Prudential Securities that, based upon certain considerations and assumptions, as of February 17, 1998, the $8.50 per Common Share in cash to be received by the holders of Common Shares and the $10.00 per Preferred Share in cash to be received by holders of Preferred Shares in the Offer and the Merger was fair to such holders in the aggregate. A copy of the written opinion dated February 17, 1998 of Prudential Securities delivered to the Board of Trustees, which sets forth the assumptions made, procedures followed, matters considered and limits of their review, including the absence of an opinion as to the fairness of the allocation of the consideration to the different classes of Company Shareholders, is filed as Exhibit 3 to this
Schedule 14D-9 and is incorporated herein by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT;

  (ii) With regard to the fairness of the relative allocation of the consideration between the holders of the Preferred Shares and Common Shares,
Article 6.04 of the Company's Articles of Incorporation provides for a preference of $10.00 per share to the holders of the outstanding Preferred Shares upon liquidation of the Company, which preference was asserted by certain of the holders of the Company's Preferred Shares to be applicable in the event of a merger or reorganization, which preference had historically resulted in the Preferred Shares trading at a premium to the Common Shares, and which was viewed to provide a premium to the value of the Preferred Shares relative to the Common Shares.

  (iii) The process conducted by the Company and Prudential Securities that involved, among other things, contacting twenty-nine entities that the Company and Prudential Securities reasonably believed would be interested in entering into a business combination transaction with the Company and providing certain of those entities with information and access to Company officials and representatives and inviting proposals. Approximately ten entities expressed interest in a business combination transaction and presented bids or indications of interest to the Company. The bid of the Purchaser was the highest non-contingent bid received;

  (iv) a review of the possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as an independent entity or of the Company engaging in a strategic alliance with another REIT and the timing and feasibility of those alternatives, including that the smaller relative size of the Company, and its unique capital structure of preferred/common stock, were viewed as impediments to continuing to operate the Company as an independent entity. Moreover, the Board believed that EastGroup's publicly disclosed intention to vote its shares against any other strategic combination transaction could delay or hinder any such proposed transaction. As a result, the possible value to the Company's stockholders of such alternatives was viewed as less than the proposed Offer and Merger;

  (v) the terms and conditions of the Merger Agreement, including the fact that the Offer is subject to a minimum tender condition;

  (vi)   the fact that the Offer was not subject to a financing condition;

  (vii) the historical and recent market prices for the Preferred Shares and Common Shares, including that between January 1, 1993 and January 1, 1997, the market price of the Common Shares and Preferred Shares was below $4 per Common Share and $7 per Preferred Share, respectively, and that the highest market price of the Common Shares prior to the public announcement of the Offer and the Merger was $7.75 per Common Share on January 16, 1998, and the highest market price of the Preferred Shares prior to the public announcement of the Offer and the Merger was $9.63 per Preferred Share on February 10, 1998;

  (viii) the provisions of the Merger Agreement described above which restrict the Company's ability to withdraw their recommendation of the Offer in the event of a superior proposal;

  (ix) the capital structure of the Company which created impediments to the Company's ability to raise additional capital;

  (x) EastGroup's position as a holder of approximately 21% of the outstanding Shares of the Company and 27.6% of the outstanding preferred shares, and the Board's belief that EastGroup's publicly stated intention to vote its shares against other strategic alternative could delay or hinder consummation of such an alternative;

  (xi) the provisions of the Merger Agreement that require either the Company or EastGroup to pay the other a termination fee of $2.5 million in the event the Merger Agreement is terminated as described above under "Merger Agreement"; and

  (xii) the recognition by the Board of Trustees that, if the Offer and the Merger were consummated, current stockholders of the Company would no longer be able to participate in any future growth prospects of the combined companies; however, the Board of Trustees determined that the premium being effected in the Offer and the Merger fairly compensated such holders for that loss of opportunity.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Trustees found it impracticable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination, except that the Board of Trustees placed special emphasis on the Offer price and on the matters set forth in Items (i), (ii) and (iii) above. The Board of Trustees discussed in detail the matters referenced in Items (viii)-(xi), and the fact that they constitute impediments to third parties interested in making alternative proposals regarding the Company. On balance, however, and in light of the matters described in Items (i)-(iii), the Board of Trustees determined that these factors were more than outweighed by the other factors, all of which supported the fairness of the transaction.

  It is expected that, if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Trustees, will continue to manage the Company as an ongoing business. However, the Board of Trustees may, under such circumstances, explore other possible methods of maximizing stockholder values.


ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Prudential Securities has been retained by the Company to act as exclusive financial advisor to the Company for a two-year period and as exclusive financial advisor in connection with, among other matters, the potential sale of all or a portion of the stock or assets of the Company. Pursuant to a letter agreement dated October 30, 1997, between the Company and Prudential Securities, the Company is required to pay Prudential Securities (a) a fee of $300,000 upon delivery of a Fairness Opinion to the Company and (b) an additional fee of one percent (1%) of the consideration paid (defined as the total value of all cash, securities, the repurchase or buy-out of any options or warrants, any agreements or other property and any other consideration, including, without limitation, any contingent, earned or other consideration paid or payable, directly or indirectly), in connection with a Transaction as defined therein, subject to a minimum fee of $800,000 in connection with the sale of the Company, subject further to a credit for fees paid pursuant to clause (a). Assuming a consummation of the Offer and the Merger on the terms contemplated by the Merger Agreement, the Company currently estimates that the amount of such additional fee due to Prudential Securities (after credits) would be approximately $710,000.

  In addition, the Company has agreed to reimburse Prudential Securities for reasonable out-of-pocket and incidental expenses, including the fees and disbursements of its legal counsel and those of any advisor retained by Prudential Securities, whether or not any transaction is consummated, such reimbursable expenses not to exceed $50,000 without the prior written approval of the Company, and to indemnify Prudential Securities and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.


ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) During the past sixty days, no transaction in the Shares has been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for the purchase by Christopher J. Doherty, Chairman of the Board of Trustees, as follows:

                                            NUMBER OF      PRICE
DATE OF TRANSACTION                         ----------     -----
-------------------                           SHARES     PER SHARE
                                              ------     ---------
      January 5, 1998 Preferred..                1,000       8 1/2
      January 5, 1998 Common.....                  500           5

  (b) Pursuant to the Merger Agreement, the Company believes that all Directors and Officers of the Company who own Common or Preferred Shares will tender their Shares pursuant to the Offer.


ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Other than the Offer and the Merger, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (1) an extra ordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Other than the Offer and the Merger, there are no transactions, Board of Trustees resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.


ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

  None.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.


   EXHIBIT
   -------
     NO.
     ---

      1. Agreement and Plan of Merger dated as of February 18, 1998, among the Company, the Purchaser and EastGroup. (Previously Filed.)

      2. Joint press release of the Company and EastGroup dated February 18, 1998. (Previously Filed.)

      3. Opinion of Prudential Securities Incorporated dated February 17, 1998. (Previously Filed.)

      4. Letter to stockholders of the Company dated February 23, 1998. (Previously Filed.)

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Meridian Point Realty Trust VIII Co.


                                       /s/   Robert H. Gidel
                                  By: _______________________
                                  ROBERT H. GIDEL
                                  Chief Executive Officer